Spirits Capital Corporation

100 Bayview Circle, Suite 4100

Newport Beach, CA 92660

June 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spirits Capital Corporation Withdrawal of Registration Statement on Form S-1 File No. 333-282160

Ladies and Gentlemen:

Spirits Capital Corporation (the “Company”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), that the U.S. Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-282160), initially filed with the SEC on September 17, 2024, together with all exhibits thereto (collectively, the “Registration Statement”), as of the date hereof or the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because the Company has determined it is not in the best interests of the Company and its stockholders to conduct the offering proposed by the Registration Statement at this time. The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by Rule 477(a). The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for the Company’s future use.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the Company’s outside counsel, Ryan C. Wilkins of Stradling Yocca Carlson & Rauth LLP, at (949) 714-4115. Thank you for your assistance.

Sincerely,

Spirits Capital Corporation

By:	/s/ Todd Sanders
Todd Sanders
Chief Executive Officer

cc:	Ryan C. Wilkins Stradling Yocca Carlson & Rauth LLP